UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-42409

Pony AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District

Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “PONY AI Inc. Reports Second Quarter 2026 Financial Results: Total Revenues Up 68.8% YoY to US$36.2 mm with Robotaxi Services Revenue Up 691.2% to US$12.1 mm”

99.2	Interim Results Announcement for the Six Months Ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: August 18, 2026	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer